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                                                                    Exhibit 99.2
                                                                    ------------

                                                           FOR IMMEDIATE RELEASE

For information, contact:

Jack McAvoy
ViryaNet
508-490-8600
jack.mcavoy@viryanet.com

                       VIRYANET APPOINTS AL GABRIELLI CFO

SOUTHBOROUGH, MASS. -- APRIL 12, 2001 -- ViryaNet (NASDAQ: VRYA), a provider of wireless workforce management solutions for field service communities, today announced the appointment of Albert Gabrielli to the position of chief financial officer (CFO).

Mr. Gabrielli brings 20 years of leadership experience in a broad range of dynamic and entrepreneurial, growth-oriented companies. He will report directly to Win Burke, president and chief executive officer, and will oversee ViryaNet's financial operations, legal department, investor relations, IT and facilities management, and human resource functions.

Mr. Gabrielli replaces former CFO Yoram Bibring, who has had long-term intentions of pursuing opportunities closer to his home in New Jersey.

Most recently, Mr. Gabrielli was the chief financial officer for ZipLink, Inc., a publicly-held provider of wholesale Internet connectivity services to Internet service providers and Internet appliance vendors. Previously, he spent four years at Bay Networks and Nortel Networks, where he last held the position of Vice President of Finance for the Internet/Telecommunications and Enterprise Products Group. Mr. Gabrielli also spent 13 years at Digital Equipment Corporation in a variety of finance and finance management roles, supporting professional services, data networking, and systems integration businesses.

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"I am very pleased to have Al join our executive management team," stated Win
Burke. "His financial and industry insight and high energy level will make a significant impact on our business plans for the rest of 2001."

"I am most impressed with ViryaNet's business model and technology," stated Al Gabrielli. "Having experience in high-growth, fast-moving companies, I immediately feel at home with this management team. I look forward to working with Win and the rest of the management team to ensure ViryaNet's continued success."

Mr. Gabrielli has a BS degree from Bentley College in Waltham, Mass. in Economics and Finance.

ABOUT VIRYANET

ViryaNet is a provider of wireless workforce management solutions for field service communities. These solutions enable field service organizations to efficiently schedule and dispatch field service personnel, capture and record logistics and labor activity, and monitor, report, and measure this activity -- meeting an organization's installation, preventative maintenance, and break-fix obligations. ViryaNet's wireless workforce management solution supports wireless devices over standard wireless networks.

ViryaNet's solutions feature application program interfaces (APIs) that allow organizations to integrate popular front- and back-office applications. ViryaNet's professional services team and implementation partners enable implementation of the Company's solutions for wireless workforce management.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the future. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements.

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Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission.